Canadian Imperial Bank of Commerce

February 27, 2025

Form: SBSE-A/A

<u>Change Summary</u>

Schedule A:

- Added FRANCOIS LIONEL POIRIER as Director
- Added BLACK, BRADLEY ROY as MD and Head, Global Distribution GLOBAL MARKETS
- Removed ERIC BELANGER